SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                     FORM 11-K


          [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                    For the fiscal year ended December 31, 1995
                                              -----------------


          [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


          For the transition period from                to
                                          -------------    -------------
                 Commission file number          1-5380
                                          --------------------

                           FULL TITLE OF THE PLAN:

               AMES DEPARTMENT STORES, INC. RETIREMENT AND SAVINGS PLAN


                       NAME OF THE PLAN'S SPONSOR AND
               THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE
               ---------------------------------------------

                           Ames Department Stores, Inc.
                                2418 Main Street
                              Rocky Hill, CT  06067





                              ITEMS TO BE ANSWERED

Item 1.       Changes in the Plan
              -------------------

During 1994, the Ames Department Stores, Inc. Retirement and Savings Plan (the "Plan") was modified to permit the Plan's participants to direct their funds among four investment options: a fixed income fund managed by American Express Trust Company (f/k/a IDS Trust Company, and, individually, or in reference to affiliated companies providing services to the Plan, "American Express") and three mutual funds managed by American Express. Prior to 1994, Plan participants had no investment options; Plan assets were invested in one fund consisting primarily of insurance contracts, short-term (pooled) funds and, beginning in December 1993, certain collective investment funds managed by American Express.

In addition, the Plan was modified to permit participants, with certain limitations, to change their investment allocation for future contributions and to transfer funds between the investment options periodically. In conjunction with the above modifications, the Plan changed from valuing its assets monthly to valuing its assets daily. The change in valuation methodology permits Ames Department Stores, Inc. (the "Company"), the Plan's sponsor, to respond more timely to participant withdrawals, benefit payments and loans.

The changes to the Plan were incorporated within an amendment and restatement of the Plan which was effective as of January 1, 1993. The amended and restated Plan obtained its latest determination letter on August 8, 1995, in which the Internal Revenue Service stated that the form of Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.


Item 2.       Changes in Investment Policy
              ----------------------------

Effective April 1, 1994, the Company authorized the following investment funds under the Plan:

  1.  The Ames Fixed Income Account (the "Fixed Income
      Account") which seeks to earn competitive returns while minimizing risk to principal by investing primarily in individual insurance company contracts and certain collective investment funds managed by American Express

  2. IDS Mutual, a mutual fund managed by American Express which seeks current income and capital growth through investment in a balanced portfolio of equity securities and bonds

  3.  IDS Stock Fund, a mutual fund managed by American
      Express which seeks current income and capital growth primarily through investment in equity securities

  4.  IDS New Dimensions, a mutual fund managed by American
      Express which seeks long-term growth of capital through investment in equity securities

In May 1994, Plan participants made their initial investment elections from among the four funds. Approximately $13.4 million transferred from the Fixed Income Account to IDS Mutual, IDS Stock Fund and IDS New Dimensions (collectively, the "Mutual Funds") on July 1, 1994, the effective date of the initial participant investment elections.


Item 3.       Contributions Under the Plan
              ----------------------------

For each participant's contribution (up to a maximum of 5% of such participant's total compensation), the Company contributes to the Plan an amount equal to 50% of such contribution. A participant may contribute to the Plan from 1% to 18% of annual compensation, as defined, on a pre-tax or after-tax basis, or a combination of both.

During 1995, the Company contributed $3,068,242 to the Plan.


Item 4.       Participating Employees
              -----------------------

As of December 31, 1995 approximately 6,200 employees were participating in the Plan.


Item 5.       Administration of the Plan
              --------------------------

The Plan is administered by the Policy Committee of Ames Department Stores, Inc. (the "Committee") which is comprised of three persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

The business address of the Committee members is 2418 Main Street, Rocky Hill, Connecticut 06067.


Item 6.       Custodian of Investments
              ------------------------

Through March 31, 1994, the funds of the Plan were held by:

                        State Street Bank and Trust Company
                                    P.O. Box 1389
                            Boston, Massachusetts 02104



After March 31, 1994, the funds of the Plan were held by:

                           American Express Trust Company
                                1200 Northstar West
                                   P.O. Box 928
                         Minneapolis, Minnesota 55440-0534


All fees, commissions and other charges assessed by the custodians are paid by the Company. All investment management fees are paid by the Plan, except for certain investment management fees during the period January 1992 through March 1994, which were paid by the Company.


Item 7.       Reports to Participating Employees
              ----------------------------------

All participating employees received quarterly statements reflecting the status of their individual accounts during 1995.


Item 8.       Investment of Funds
              -------------------

Effective April 1, 1994, the Company established  the Ames Department
Stores, Inc. Retirement Plans Pooled Investment Trust (the "Pooled Investment Trust") to permit the commingling of assets from its two retirement plans within the Fixed Income Account and thereby allow the plans to earn the same rate of return on assets invested in the Fixed Income Account. Effective on that same date, substantially all of the assets of the Plan were transferred from the Ames Department Stores, Inc. Master Trust (the "Master Trust") to the Fixed Income Account, leaving only those assets related to the contracts originally purchased from Executive Life Insurance Company remaining within the Master Trust. In July 1994, approximately $13.4 million was transferred from the Fixed Income Account to the Mutual Funds pursuant to the initial investment elections by Plan participants.

Item 9.  Financial Statements and Exhibits
         ---------------------------------

       (a) Financial Statements of Ames Department Stores, Inc.
           Retirement and Savings Plan

           Report of Independent Public Accountants                        6

           Financial Statements:

             Statements of Net Assets Available for Plan Benefits          7
               as of December 31, 1995 and 1994
             Statement of Changes in Net Assets Available for Plan         8
               Benefits for the Year Ended December 31, 1995
             Statement of Changes in Net Assets Available for
               Plan Benefits for the Year Ended December 31, 1994          9
             Statement of Changes in Net Assets Available for
               Plan Benefits for the Year Ended December 31, 1993         10
             Notes to Financial Statements                                11

           Schedules:

             Item 27a - Schedule of Assets Held for Investment
               Purposes as of December 31, 1995 and
               December 31, 1994                                          19

             Item 27d - Schedule of Reportable Transactions
               for the Year Ended December 31, 1995                       20

        (b)  Exhibits - None

                              SIGNATURES
                              ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Policy Committee of Ames Department Stores, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





   Dated: June 25, 1996

                                     /s/ Joseph R. Ettore
                                     ----------------------------------
                                     Joseph R. Ettore
                                     President, Chief Executive Officer
                                     Ames Department Stores, Inc.



   Dated: June 25, 1996

                                     /s/ John F. Burtelow
                                     ---------------------------------
                                     John F. Burtelow
                                     Executive Vice President
                                     Chief Financial Officer
                                     Ames Department Stores, Inc.



   Dated: June 25, 1996

                                     /s/ William C. Najdecki
                                     ---------------------------------
                                     William C. Najdecki
                                     Senior Vice President - Finance
                                     Ames Department Stores, Inc.

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of Ames Department Stores, Inc.
       Retirement and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of Ames Department Stores, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1995, December 31, 1994 and December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years ended December 31, 1995, December 31, 1994 and December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   ARTHUR ANDERSEN LLP




New York, New York
June 19, 1996

            Ames Department Stores, Inc. Retirement and Savings Plan
              Statements of Net Assets Available for Plan Benefits
                       As of December 31, 1995 and 1994


                                                    1995            1994
                                                ------------    ------------

Contribution receivable
   Employee                                        $296,382        $314,664
   Employer                                         104,540         110,720

Employee promissory notes                         2,452,095       1,928,351

Investments
   IDS Mutual Fund                                8,930,279       6,448,107
   IDS Stock Fund                                 6,345,789       4,329,543
   IDS New Dimensions                             8,153,670       4,992,639
   Investment in  Master Trust                      468,314         852,810
   Investment in Pooled Investment Trust         39,233,737      36,123,360
                                                ------------    ------------
            Total investments                    63,131,789      52,746,459
                                                ------------    ------------

Net assets available for plan benefits          $65,984,806     $55,100,194
                                                ============    ============


The accompanying notes and schedules are an integral part of these financial statements

                                    Ames Department Stores, Inc. Retirement and Savings Plan
                                 Statement of Changes in Net Assets Available for Plan Benefits
                                             For the Year Ended December 31, 1995

                          State Street
                            Bank and
                            Trust Co               American Express Trust Company
                          ------------  --------------------------------------------------------
                            General        Fixed                            IDS New  Promissory                Total
                            Account        Income   IDS Mutual  IDS Stock Dimensions    Notes      Other    Plan Assets
                          ------------  -------------------------------------------------------- ---------  ------------
Investment Income
  Dividends                    -             -        $425,944   $334,473   $347,681      -          -       $1,108,098
  Pooled Investment Trust
    Interest on collective
     funds                     -          2,099,825      -          -          -          -          -        2,099,825
    Interest on guaranteed
     investment contracts      -            530,773      -          -          -          -          -          530,773
  Administrative expenses      -            (82,552)     -          -          -          -          -          (82,552)
                          ------------  -------------------------------------------------------- ---------  ------------
Net investment income          -          2,548,046    425,944    334,473    347,681      -          -        3,656,144

Net appreciation in fair
  value of investments         -            194,825  1,257,619    862,550  1,590,201      -          -        3,905,195

Interest income
  on employee loans            -             -           -          -          -        196,444      -          196,444

Contributions
  Employee                     -          4,456,950  1,282,746  1,045,619  1,270,048      -       (18,282)    8,037,081
  Employer                     -          1,704,614    473,443    377,288    519,077      -        (6,180)    3,068,242

Participant withdrawals
  and benefit payments       (186,700)   (5,464,764)  (798,445)  (580,331)  (765,989)  (182,265)     -       (7,978,494)

Transfers between
  associated accounts        (197,796)     (329,294)  (159,135)   (23,353)   200,013    509,565      -           -
                          ------------  -------------------------------------------------------- ---------  ------------
Net increase (decrease)
  in net assets available
  for plan benefits          (384,496)    3,110,377  2,482,172  2,016,246  3,161,031    523,744   (24,462)   10,884,612

Net assets available
  for plan benefits,
  beginning of year           852,810   $36,123,360 $6,448,107 $4,329,543 $4,992,639 $1,928,351  $425,384    55,100,194
                          ------------  -------------------------------------------------------- ---------  ------------
Net assets available
  for plan benefits,
  end of year                $468,314   $39,233,737 $8,930,279 $6,345,789 $8,153,670 $2,452,095  $400,922   $65,984,806
                          ============  =================================================================  ============

The accompanying notes and schedules are an integral part of these financial statements.

                                    Ames Department Stores, Inc. Retirement and Savings Plan
                                 Statement of Changes in Net Assets Available for Plan Benefits
                                             For the Year Ended December 31, 1994

                             State Street Bank
                             and Trust Company                American Express Trust Company
                          -----------------------  --------------------------------------------------------
                            General   Promissory      Fixed                            IDS New  Promissory                Total
                            Account      Notes        Income   IDS Mutual  IDS Stock Dimensions    Notes      Other    Plan Assets
                          -----------------------  -------------------------------------------------------- ---------  ------------
Investment Income
  Dividends                    -           -            -        $500,357   $446,584   $223,578      -          -       $1,170,519
  Master Trust               $719,968      -            -           -          -          -          -          -          719,968
  Pooled Investment Trust
    Interest on collective
     funds                     -           -         1,209,668      -          -          -          -          -        1,209,668
    Interest on guaranteed
     investment contracts      -           -           667,768      -          -          -          -          -          667,768
  Administrative expenses     (33,060)     -           (52,282)     -          -          -          -          -          (85,342)
                          -----------------------  -------------------------------------------------------- ---------  ------------
Net investment income         686,908      -         1,825,154    500,357    446,584    223,578      -          -        3,682,581

Net depreciation in fair
  value of investments       (125,017)     -          (168,424)  (523,784)  (443,884)   (95,288)     -          -       (1,356,397)

Transfer of assets from (to)
  Zayre Stores Retirement
  and Savings Plan            (49,427)     -            11,914      -          -          -          -          -          (37,513)

Interest income
  on employee loans            -          14,050        -           -          -          -         87,352      -          101,402

Contributions
  Employee                  1,152,341      -         4,111,407    666,534    518,626    633,818      -       314,664     7,397,390
  Employer                    513,500      -         1,523,968    251,039    214,025    247,652      -       110,720     2,860,904

Participant withdrawals
  and benefit payments     (3,474,687)  (219,356)   (5,151,047)  (254,972)  (165,996)  (257,380)  (186,499)     -       (9,709,937)

Transfer from
  prior trustee           (47,397,795)(1,337,093)   47,397,795      -          -          -      1,337,093      -           -

Transfers between
  associated accounts      (1,057,314)   (15,064)  (13,427,407) 5,808,933  3,760,188  4,240,259    690,405      -           -
                          -----------------------  -------------------------------------------------------- ---------  ------------
Net increase (decrease)
  in net assets available
  for plan benefits       (49,751,491)(1,557,463)   36,123,360  6,448,107  4,329,543  4,992,639  1,928,351   425,384     2,938,430

Net assets available
  for plan benefits,
  beginning of year        50,604,301  1,557,463        -           -          -          -          -          -       52,161,764
                          -----------------------  -------------------------------------------------------- ---------  ------------
Net assets available
  for plan benefits,
  end of year                $852,810      -       $36,123,360 $6,448,107 $4,329,543 $4,992,639 $1,928,351  $425,384   $55,100,194
                          =======================  ======================================================== =========  ============

The accompanying notes and schedules are an integral part of these financial statements.

               Ames Department Stores, Inc. Retirement and Savings Plan
            Statements of Changes in Net Assets Available for Plan Benefits
                    For the Year Ended December 31, 1993

                                                                    1993
                                                                ------------
    Investment income
       Interest                                                    $104,707
       Pooled income
          Master Trust                                            2,266,209
          Other                                                     137,497
       Administrative expense                                        -
                                                                ------------
          Net investment income                                   2,508,413

    Realized losses                                                  -

    Provision for Executive Life (Note 5)                           (65,779)

    Net depreciation in fair value
       of investments                                                (5,288)

    Transfer of assets from  Zayre Stores
       Retirement and Savings Plan                                   -

    Interest income on employee loans                               113,610

    Contributions
       Employee                                                   5,947,377
       Employer                                                   2,236,848

    Participant withdrawals and benefit
       payments                                                 (11,674,443)
                                                                ------------
    Net decrease in net assets available
       for plan benefits                                           (939,262)

    Net  assets available for plan benefits,
       beginning of year                                         53,101,026
                                                                ------------
    Net  assets available for plan benefits,
       end of year                                              $52,161,764
                                                                ============

    The accompanying notes and schedules are an integral part of these financial statements.

                  Ames Department Stores, Inc. Retirement and Savings Plan
                            Notes to Financial Statements
                                    December 31, 1995


1. Plan Description
   ----------------

   The following description of the Ames Department Stores, Inc. Retirement and Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

   General

   The Plan is a defined contribution plan for the benefit of eligible employees of Ames Department Stores, Inc. (the "Company"). All non-union employees of the Company who have attained the age of 21 and have completed one year of service, as defined, are automatically eligible to participate. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended
   ("ERISA").

   Plan Administration

   Under a trust agreement effective as of April 1, 1994, American Express Trust Company (f/k/a IDS Trust Company, and, individually, or in reference to affiliated companies providing services to the Plan, "American Express") was appointed trustee for substantially all of the Plan assets. State Street Bank and Trust Company ("State Street"), the trustee for the Plan assets prior to April 1, 1994, remains trustee only for the assets related to the contracts originally purchased on behalf of the Plan from Executive Life Insurance Company (See Note 5).

   The Plan is administered by the Policy Committee of Ames Department Stores, Inc. (the "Committee") which is comprised of three persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

   Contributions

   Participants may contribute to the Plan from 1% to 18% of their annual compensation on a pre-tax or after-tax basis, or a combination of both. For each participant's contribution, up to a maximum of 5% of such participant's annual compensation, as defined, the Company will contribute an amount equal to 50% of such contribution.

   Company contributions, participants' pre-tax contributions and the investment income related to all contributions are excluded from the participants' income for federal income tax purposes until such amounts are withdrawn or distributed. Under the Tax Reform Act of 1986, participants were limited to 1995 pre-tax contributions of $9,240. This limit is subject to adjustment due to inflation in each plan year.

   Participant Accounts

   Each participant's account is credited with (a) the participant's contribution, (b) the Company's pro rata contribution, which includes forfeitures of terminated participants' nonvested accounts and (c) an allocation of plan earnings, net of investment management fees. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

   Vesting

   Employee contributions are 100% vested in the Plan. One-half of Company contributions are vested immediately and the remainder are vested in increasing percentages until fully vested after five years of service. Vesting refers to benefits to which participants are entitled regardless of future service with the Company.

   Payment of Benefits

   The Plan provides for lump-sum withdrawal of employee benefits upon termination of employment, disability or death. Benefits are payable upon the request of a participant after separation of employment, but no later than age 70 1/2. In addition, hardship withdrawals are permitted if certain criteria are met.

   Loan Provision

   Participants who are active employees may borrow up to 50% of their vested account balance with a minimum loan amount of $500 and a maximum of $50,000 or limits prescribed by the Internal Revenue Service ("IRS"). The loans must be repaid through weekly payroll deductions over a period not to exceed three years at an interest rate that is 2% above the prime rate. Participants may prepay the entire unpaid balance at any time without penalty.


2. Summary of Significant Accounting Policies
   ------------------------------------------

   Basis of Accounting

   The Plan's financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Contributions receivable represent the retirement and savings contribution due from the Company for amounts contributed by employees and the Company's matching contribution during the periods presented but not yet received by the Plan as of the end of the periods presented. In 1995 and 1994, the contributions receivable balance represents contributions from the last two weeks of December.

   Valuation of Investments

   The principal Plan assets and their valuation basis are as follows:

        Short-Term (Pooled) Funds - at market value of underlying securities as determined by trustee
        American Express Collective Investment Funds - at market value of underlying securities as determined by American Express American Express Mutual Funds - at market value of underlying securities as determined by American Express
        Guaranteed Investment Contracts ("GICs") issued by insurance companies - at contract value
           Although GICs are carried at contract value, the election of a lump sum withdrawal prior to the maturity of the contract will result in a market value adjustment.

   The assets related to the contracts originally purchased from Executive Life Insurance Company have been adjusted to the Company's best estimate of the realizable value of these assets. See Note 5 for further discussion.

   Net Appreciation/Depreciation in Fair Value of Investments

   Net realized and unrealized appreciation/depreciation is recorded in the accompanying statements of changes in net assets as net appreciation/depreciation in fair value of investments.

   Administrative Expenses

   The Company pays all administrative, recordkeeping and trust fees for the Plan, except those fees related to processing of loans and withdrawals. The Plan pays all investment management fees. During the period
   January 1992 through March 1994, the Company paid for certain investment management fees.

   Other

   Certain 1994 amounts have been reclassified to conform with 1995 presentation.

   Withdrawal and benefit payments authorized prior to year-end but distributed subsequent to year-end were $170,766, $307,238 and $1,186,059 for 1995, 1994 and 1993, respectively.

3. Tax Status
   ----------

   The Plan obtained its latest determination letter on August 8, 1995, in which the IRS stated that the form of the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Committee believes that the Plan was qualified under the Internal Revenue Code as exempt from federal income taxes as of the financial statement dates.


4. Plan Termination
  -----------------

   The Company expects to continue the Plan, but retains the right at any time to terminate it. Upon any termination or partial termination of the Plan or the complete discontinuance of contributions thereunder, the interest of each affected participant in his or her account at the date of such termination, partial termination or discontinuance shall be nonforfeitable and all unallocated contributions and forfeitures shall become nonforfeitable.


5. Investment in Executive Life Insurance Company Contracts
   --------------------------------------------------------

   At the time that Executive Life Insurance Company ("ELIC") was seized by insurance regulators in April, 1991, the Plan had an interest totaling $3,288,951, at cost, in four ELIC contracts. Income and withdrawal payments from all ELIC contracts were suspended as a result of the seizure. Interest ceased being accrued on the Plan's ELIC contracts at that time.

   For the year ended December 31, 1992, the Plan recorded an adjustment of $460,453, or 14% of the original cost, for an estimated loss on these contracts based upon the ELIC rehabilitation plan as proposed. At that time, the rehabilitation plan was being considered by the California courts. In August of 1993, a modified plan of rehabilitation was approved by the California courts and, although subject to a number of legal challenges, began to be implemented in September, 1993. For the year ended December 31, 1993, an additional adjustment of $65,779, or 2% of the original cost, was recorded to reduce the investment to its estimated fair value, based on the modified plan, of 84% of original cost.

   In February 1994, Fiduciary Capital Management ("FCM"), the Plan's investment manager at the time, directed the holder of the Plan's ELIC contracts, State Street, to opt-out of the ELIC plan of rehabilitation. Accordingly, the Plan has received certain opt-out payments and is entitled to certain cash distributions from the opt-out trust created under the ELIC plan of rehabilitation ("ELIC Opt-out Distribution Rights"). It is expected that cash distributions from the opt-out trust will be received by the Plan through 1998.

   As of December 31, 1995, the Plan had received in cash approximately
   $2.7 million from ELIC and the opt-out trust, including interest earned on cash distributions held by the Plan prior to distribution to participants.


6. Master Trust Allocation
   -----------------------

   In January 1993, the Company established the Ames Department Stores,
   Inc. Master Trust (the "Master Trust") to permit the commingling of assets from its two retirement plans and thereby allow the assets to earn the same rate of interest on the invested assets.

   The Plan's interest in the assets of the Master Trust is included in the accompanying statement of net assets available for plan benefits. A summary of the assets of the Master Trust as of December 31, 1995 and as of December 31, 1994 is as follows:

                                                  1995                         1994
                                            Cost       Fair Value       Cost        Fair Value
                                          --------     ----------     --------      ----------
Cash                                      $431,637      $431,637        $8,773          $8,773
ELIC Opt-out Distribution Rights (Note 5)   47,840        47,840       865,458         865,458
                                          --------      --------      --------        --------
Total Master Trust assets                 $479,477      $479,477      $874,231        $874,231
                                          ========      ========      ========        ========
/TABLE

   Allocations of the fair value of the assets of the Master Trust to participating plans as of December 31, 1995 and as of December 31, 1994 are as follows:

                                            1995                   1994
                                      Amount    Percent      Amount    Percent
                                    ---------  ---------    ---------  -------
Ames Department Stores, Inc.
  Retirement and Savings Plan        $468,314   97.67%      $852,810   97.55%
Zayre Stores Retirement and
  Savings Plan                          4,134    0.86          8,553    0.98
Ames Collective Bargaining Unit Retirement
  and Savings Plan - Fredericksburg     7,029    1.47         12,868    1.47
                                     --------  -------      --------   -----
                                     $479,477  100.00%      $874,231  100.00%
                                     ========  =======      ========  ======


     Master Trust income allocated to the participating plans for the year ended December 31, 1994 is as follows:


                                                   1994
                                                 --------
     Interest income                              $21,155
     Income on collective funds                   407,585
     Income on guaranteed investment contracts    304,662
                                                 --------
                                                 $733,402
                                                 ========



     The Master Trust income for the year ended December 31, 1994, reflects the activity for the three months ended March 31, 1994, prior to the transfer of substantially all of the Plan assets from State Street to American Express. There was no Master Trust income allocated to the participating plans for the year ended December 31, 1995.

7. Pooled Investment Trust Allocation
   ----------------------------------

   Effective April 1, 1994, as part of the transition to American Express as the full service provider to the Plan and the introduction of multiple investment options to Plan participants, the Company established the Ames Department Stores, Inc. Retirement Plans Pooled Investment Trust
   (the "Pooled Investment Trust") to permit the commingling of certain assets from its two retirement plans and thereby allow the plans to earn the same rate of return of those assets.

   The Plan's interest in the assets of the Pooled Investment Trust is included in the accompanying statement of net assets available for plan benefits as of December 31, 1995 and December 31, 1994. A summary of the assets of the Pooled Investment Trust as of December 31, 1995 and December 31, 1994 is as follows:


                                                        1995                       1994
                                                   Cost      Fair Value      Cost       Fair Value
                                             ------------  ------------  ------------  ------------
 American Express collective funds
  Income Fund                                 $16,495,447   $17,277,661   $13,390,691   $13,336,068
  Stable Capital Fund                          11,418,463    12,112,494     9,330,270     9,313,525
  Federal Income Fund                           4,728,277     5,202,530     4,147,337     3,989,787


 Guaranteed investment contracts (a)
  Principal Mutual Life GIC GA-15646            2,525,347     2,525,347     2,327,311     2,327,311
  Prudential Life Ins Co GIC GA-6985              938,651       938,651     2,900,000     2,900,000
  Peoples Security Life Ins Co GIC #BDA00297FR      ---           ---       2,709,583     2,709,583
  AIG Funding Insurance Company GIC #870A         834,665       834,665       843,294       843,294
  Protective Life Ins Co. GIC GA-678-A          1,250,000     1,250,000     1,250,000     1,250,000
  Peoples Security Life Ins Co GIC #BDA00298FR      ---           ---          34,930        34,930
  AIG Funding Insurance Company GIC #87OZ          16,753        16,753        16,753        16,753
  Protective Life Ins Co GIC GA-678-B              25,000        25,000        25,000        25,000

  Interest receivable                             212,389       212,389       452,840       452,840
                                              -----------   -----------   -----------   -----------
 Total Pooled Investment Trust assets         $38,444,992   $40,395,490   $37,428,009   $37,199,091
                                              ===========   ===========   ===========   ===========

    (a)  For guaranteed investment contracts, fair value approximates contract value


Allocations of the fair value of the assets of the Pooled Investment Trust to participating plans as of December 31, 1995 and December 31, 1994 is as follows:

                                               1995                        1994
                                       Amount       Percent        Amount         Percent
                                    ------------   ---------    -----------       --------
 Ames Department Stores, Inc.
   Retirement and Savings Plan       $39,233,737      97.12%     $36,123,360       97.11%
 Zayre Stores Retirement and
   Savings Plan                        1,161,753       2.88        1,075,731        2.89
                                     -----------     -------     -----------      -------
                                     $40,395,490     100.00%     $37,199,091      100.00%
                                     ===========     =======     ===========      =======



  8.  Related - Party Transactions
      -----------------------------------

      Substantially all of the Plan assets are managed by American Express Financial Corporation or American Express Trust Company, a subsidiary of American Express Financial Corporation. American Express Trust Company is the trustee as defined by the Plan and, therefore, the investment transactions qualify as party-in-interest.


                                                                 Schedule I
Employee number 04-22694444
Plan number  003

Ames Department Stores, Inc. Retirement and Savings Plan
Item 27a - Schedule of Assets held for Investment Purposes
As of December 31, 1995

                                                            1995
                                                 ---------------------------
                                                    Cost         Fair Value
                                                 ------------   ------------

IDS Mutual Fund  (681,769 shares)                 $8,185,908     $8,930,279

IDS Stock Fund (312,795 shares)                    5,927,126      6,345,789

IDS New Dimensions (452,273 shares)                6,423,247      8,153,670
                                                 ------------   ------------
                                                  20,536,281     23,429,738

Investment in Pooled Investment Trust
    (3,500,429 shares)                            35,468,571     39,233,737

Investment in Master Trust (a)                       468,314        468,314
                                                 ------------   ------------
    Total Investments                            $56,473,166    $63,131,789
                                                 ============   ============

Employee Promissory Notes                         $2,452,095     $2,452,095
                                                 ============   ============


(a) Consists only of cash and ELIC Opt-out Distribution Rights; see Note 5.



/TABLE

Schedule II
Employee number 04-2269444
Plan number 003



                       Ames Department Stores, Inc. Retirement and Savings Plan
                            Item 27d - Schedule of Reportable Transactions
                                 For the Year Ended December 31, 1995



                                                     Purchases                         Sales
                                               ---------------------    --------------------------------------------
                                                 Number     Purchase       Number       Selling  Cost of    Net Gain
                            Description            of         Price          of          Price    Assets     (Loss)
Identity of Party Involved  of Asset           Transactions   (000s)      Transactions   (000s)   (000s)     (000s)
- --------------------------  ----------------   ------------   -------     ------------ ---------  --------  ---------

*Ames Fixed Income Account  Fixed Income Fund          89     5,681.5          88       5,308.2    4,931.2     376.9







          * Denotes party-in-interest

/TABLE